UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 2)*

                    Under the Securities Exchange Act of 1934

                                GB Holdings, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    36150A109
                                 (CUSIP Number)

                              Keith Schaitkin, Esq.
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 14, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d- 1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 36150A109

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
               /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

8         SHARED VOTING POWER
                  7,748,744

9        SOLE DISPOSITIVE POWER

10       SHARED DISPOSITIVE POWER
                  7,748,744

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  7,748,744

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                 / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  77.49%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

CUSIP No. 36150A109

1        NAME OF REPORTING PERSON
                  American Real Estate Holdings Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)   / /
                                                                      (b)   / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  3,627,711

8.       SHARED VOTING POWER

9        SOLE DISPOSITIVE POWER
                  3,627,711

10       SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,627,711

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                 / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  36.28%

14       TYPE OF REPORTING PERSON*
         PN

                                  SCHEDULE 13D

CUSIP No. 36150A109

1        NAME OF REPORTING PERSON
                  American Real Estate Partners, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

8        SHARED VOTING POWER
                  3,627,711

9        SOLE DISPOSITIVE POWER

10       SHARED DISPOSITIVE POWER
                  3,627,711

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,627,711

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                 / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  36.28%

14       TYPE OF REPORTING PERSON*
         PN

                                  SCHEDULE 13D

CUSIP No. 36150A109

1        NAME OF REPORTING PERSON
                  American Property Investors, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b)/  /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

8        SHARED VOTING POWER
                  3,627,711

9        SOLE DISPOSITIVE POWER

10       SHARED DISPOSITIVE POWER
                  3,627,711

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,627,711

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                 / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  36.28%

14       TYPE OF REPORTING PERSON*
         CO

                                  SCHEDULE 13D

CUSIP No. 36150A109

1        NAME OF REPORTING PERSON
                  Beckton Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

8        SHARED VOTING POWER
                  3,627,711

9        SOLE DISPOSITIVE POWER

10       SHARED DISPOSITIVE POWER
                  3,627,711

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,627,711

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                 / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  36.28%

14       TYPE OF REPORTING PERSON*
         CO

                                  SCHEDULE 13D

CUSIP No. 36150A109

1        NAME OF REPORTING PERSON
                  Cyprus, LLC

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  4,121,033

8        SHARED VOTING POWER

9        SOLE DISPOSITIVE POWER
                  4,121,033

10       SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,121,033

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                 / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  41.21%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 36150A109

1        NAME OF REPORTING PERSON
                  Starfire Holding Corporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

8        SHARED VOTING POWER
                  4,121,033

9        SOLE DISPOSITIVE POWER

10       SHARED DISPOSITIVE POWER
                  4,121,033

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,121,033

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                 / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  41.21%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 36150A109

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
          Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
             / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

8        SHARED VOTING POWER
                  4,121,033

9        SOLE DISPOSITIVE POWER

10       SHARED DISPOSITIVE POWER
                  4,121,033

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,121,033

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
             / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  41.21%

14       TYPE OF REPORTING PERSON*
                  CO

Item 1.  Security and Issuer

     This Amendment No. 2 to Schedule 13D, which was filed with the Commission on February 13, 2001 ("the Initial 13D") and amended pursuant to Amendment No. 1 to Scheduled 13D filed with the Commission on August 23, 2001, relates to common stock, par value $.01 per share ("Shares"), of GB Holdings, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is c/o Sands Hotel and Casino, Indiana Avenue and Brighton Park, Atlantic City, New Jersey 08401.

Item 2.  Identity and Background

     The persons filing this statement are Cyprus, LLC, a Delaware limited liability company ("Cyprus"), Barberry Corp., a Delaware corporation ("Barberry"), Starfire Holding Corporation, a Delaware corporation ("Starfire"), American Real Estate Holdings Limited Partnership, a Delaware limited partnership ("AREH"), American Real Estate Partners, L.P., a Delaware limited partnership ("AREP"), American Property Investors, Inc., a Delaware corporation ("American Property"), Beckton Corp., a Delaware corporation ("Beckton"), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Registrants"), all having 100 South Bedford Road, Mt. Kisco, New York 10549 as their principal business address, except for Barberry, Starfire and Mr. Icahn, each of whose principal business address is 767 Fifth Avenue, New York, New York 10153.

     Each of Barberry, Starfire and Beckton are wholly-owned by Mr. Icahn. Barberry is the managing member of Cyprus. Mr. Icahn is (i) the sole director and the Chairman of the Board, President and Secretary of Barberry, (ii) the sole director, Chairman of the Board and President of Starfire and (iii) the sole director, Chairman of the Board, President and Secretary of Beckton. American Property is the general partner of both AREH and AREP, and AREP is a limited partner of AREH owning a 99 percent limited partnership interest therein. American Property is 100 percent owned by Beckton. As a result of Mr. Icahn's ownership of and position(s) with Barberry, Starfire and Barberry, Mr. Icahn is in a position to directly and indirectly determine the investment and voting decisions made by the Registrants.

     Cyprus is principally engaged in the business of investing in and holding securities of the Issuer. Barberry is principally engaged in acting as a Member of Cyprus and in the business of investing in and holding securities of various entities. Mr. Icahn's principal occupation is acting as President and a director of Starfire, and as the Chairman of the Board and a director of various of
Starfire's subsidiaries. Starfire is primarily engaged in the business of investing in and holding securities of various entities. AREP is a limited partnership primarily engaged in rental real estate operations, hotel, casino and resort operations, land, house and condominium development and investment in securities. AREP's business is conducted through a subsidiary limited partnership, AREH, in which AREP owns a 99% limited partnership interest. American Property is primarily engaged in the business of acting as the general partner for AREH and AREP. Beckton is primarily engaged in the business of wholly owning American Property.

     Except as described on Exhibit J, neither Cyprus, Starfire, Barberry, AREH, AREP, American Property, Beckton or Mr. Icahn, nor any director, general partner, member or executive officer of any of the Registrants, has during the past five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Barberry, Starfire, American Property and Beckton is set forth in Schedule A attached hereto.

Item 4.  Purpose of Transaction

     On November 14, 2003, Atlantic Coast Entertainment Holdings, Inc. ("Atlantic"), a newly formed wholly owned subsidiary of Greate Bay Hotel and Casino, Inc. ("Operating"), a wholly owned subsidiary of the Issuer, filed with the Commission a Registration Statement on Form S-4 (the "Form S-4"), under the Securities Act of 1933, as amended, to approve the transfer of substantially all of the assets of the Issuer and Operating to a subsidiary of Atlantic and the registration of certain securities to be issued to the stockholders of the Issuer. That transaction requires the approval of the Issuer's stockholders. As disclosed in the Form S-4, and as is reflected in a press release issued by the Issuer on July 14, 2003 and filed by the Issuer on Form 8-K, the undersigned intend to vote in favor of that transaction. The transaction is likely to result in the delisting of the Shares from the American Stock Exchange. The transaction and a related note exchange transaction are described in detail in the Form S-4 and in an additional Registration Statement on Form S-4 that Atlantic filed on November 14, 2003 with the Commission relating to the note exchange.




  Item 5. Interest in Securities of the Issuer


     (a) As of the close of business on January 16, 2004, Registrants beneficially owned in the aggregate 7,748,744 Shares constituting approximately 77.49% of the outstanding Shares (based upon the 10,000,000 Shares stated to be outstanding as of November 7, 2003 by the Issuer in the Issuer's Form 10Q/A filing, filed with the Securities and Exchange Commission on November 25, 2003). Each of Barberry and Starfire may, by virtue of its membership interest in Cyprus, be deemed to own beneficially the 4,121,033 Shares as to which Cyprus possesses direct beneficial ownership. Each of Barberry and Starfire disclaims beneficial ownership of such Shares for all other purposes. Each of AREP and American Property may, by virtue their respective partnership positions with AREH, be deemed to own beneficially the 3,627,711 Shares as to which AREH possesses direct beneficial ownership. Each of AREP and American Property disclaims beneficial ownership of such Shares for all other purposes. Beckton may, by virtue of its ownership of American Property, be deemed to own beneficially the 3,627,711 Shares as to which AREH possesses direct beneficial ownership. Beckton disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn may, by virtue of his ownership of and/or positions with Cyprus, Barberry, Starfire, AREP, AREH, American Property and Beckton, be deemed to own beneficially the (i) 4,121,033 Shares as to which Cyprus possesses direct beneficial ownership and (ii) 3,627,711 Shares as to which AREH possesses direct beneficial ownership. Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. As a result of the completion of the transactions contemplated in the Repurchase Agreement referred to in the Initial 13D following receipt of the applicable New Jersey gaming authority approvals, on May 13, 2002, AREH acquired (x) from Larch 1,315,211 Shares and $26,914,500 principal amount of GBPF Notes for aggregate consideration (from working capital) of approximately $32,449,066 and (y) from Cyprus 2,312,500 Shares for aggregate consideration (from working capital) of approximately $36,887,681.

     (b) AREH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,627,711 Shares. Cyprus has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,121,033 Shares. Each of AREP, American Property and Beckton may, by virtue of its partnership interest in or indirect ownership of AREH, be deemed to share with AREH the power to vote or direct the vote and to dispose or to direct the disposition of the 3,627,711 Shares as to which AREH possesses direct beneficial ownership. Each of Barberry and Starfire may, by virtue of its membership interest in Cyprus, be deemed to share with Cyprus the power to vote or to direct the vote and to dispose or to direct the disposition of the 4,121,033 Shares as to which Cyprus possesses direct beneficial ownership. Mr. Icahn may, by virtue of his ownership of and position(s) with Barberry, Starfire and Beckton be deemed to share with (i) AREH the power to vote or to direct the vote and to dispose or to direct the disposition of the 3,627,711 Shares as to which AREH possesses direct beneficial ownership and (ii) Cyprus the power to vote or to direct the vote and to dispose or to direct the disposition of the 4,121,033 Shares as to which Cyprus possesses direct beneficial ownership.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

     Item 7. Material to Be Filed as Exhibits

Exhibit I: Joint Filing Agreement among Carl C. Icahn, Cyprus, Barberry, Starfire, AREH, AREP, American Property and Beckton.

Exhibit J:  Item 2 disclosure

                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Amendment No. 2 to Schedule 13D concerning the common stock, par value $.01 per share, of GB Holdings, Inc., a Delaware corporation, is true, complete and correct.

Dated: January 16, 2004.

                             /s/ Carl C. Icahn
                             Carl C. Icahn, Individually

                             CYPRUS, LLC

                             By:      BARBERRY CORP.
                             Title:   Managing Member

                                      /s/ Edward E. Mattner
                                      By:     Edward E. Mattner
                                      Title:  Authorized Signatory


                             STARFIRE HOLDING CORPORATION

                             /s/ Robert J. Mitchell
                             By: Robert J. Mitchell
                             Title:   Authorized Signatory


                             BARBERRY CORP.

                             /s/ Edward E. Mattner
                             By:      Edward E. Mattner
                             Title:   Authorized Signatory

                             AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP

                             By:  American  Property   Investors,   Inc.,
                             its general partner

                             /s/ Martin Hirsch
                             By:      Martin Hirsch
                             Title:   Executive Vice President

             [signature page to Amendment No. 2 to GBH Schedule 13D]

                             AMERICAN REAL ESTATE PARTNERS L.P.

                             By:  American  Property   Investors,   Inc.,
                             its general partner

                             /s/ Martin Hirsch
                             By:      Martin Hirsch
                             Title:   Executive Vice President

                             AMERICAN PROPERTY INVESTORS, INC.

                             /s/ Martin Hirsch
                             By:      Martin Hirsch
                             Title:   Executive Vice President

                             BECKTON CORP.

                             /s/ Edward E. Mattner
                             By:      Edward E. Mattner
                             Title:   Authorized Signatory


             [signature page to Amendment No. 2 to GBH Schedule 13D]

                                                                     Exhibit I

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, $.01 par value, of GB Holdings, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 16th day of January, 2004.



                             /s/ Carl C. Icahn
                             Carl C. Icahn, Individually

                             CYPRUS, LLC

                             By:      BARBERRY CORP.
                             Title:   Managing Member

                                      /s/ Edward E. Mattner
                                      By:     Edward E. Mattner
                                      Title:  Authorized Signatory


                             STARFIRE HOLDING CORPORATION

                             /s/ Robert J. Mitchell
                             By:      Robert J. Mitchell
                             Title:   Authorized Signatory


                             BARBERRY CORP.

                             /s/ Edward E. Mattner
                             By:      Edward E. Mattner
                             Title:   Authorized Signatory

                             AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP
                             By:  American  Property   Investors,   Inc.,
                             its general partner

                             /s/ Martin Hirsch
                             By:      Martin Hirsch
                             Title:   Executive Vice President

          [Signature Page of Joint Filing Agreement to Amendment No. 2
                      to Schedule 13D with respect to GBH]

                             AMERICAN REAL ESTATE PARTNERS L.P.

                             By:  American  Property   Investors,   Inc.,
                             its general partner

                             /s/ Martin Hirsch
                             By:      Martin Hirsch
                             Title:   Executive Vice President

                             AMERICAN PROPERTY INVESTORS, INC.

                             /s/ Martin Hirsch
                             By:      Martin Hirsch
                             Title:   Executive Vice President

                             BECKTON CORP.

                             /s/ Edward E. Mattner
                             By:      Edward E. Mattner
                             Title:   Authorized Signatory

          [Signature Page of Joint Filing Agreement to Amendment No. 2
                      to Schedule 13D with respect to GBH]

                                    Exhibit J

     On January 5, 2001, Reliance Group Holdings, Inc. ("Reliance") commenced an action in the United States District Court for the Southern District of New York against "Carl C. Icahn, Icahn Associates Corp. and High River Limited Partnership" alleging that High River's tender offer for Reliance 9% senior notes violated Section 14(e) of the Exchange Act. Reliance sought a temporary restraining order and preliminary and permanent injunctive relief to prevent defendants from purchasing the notes. The Court initially imposed a temporary restraining order. Defendants then supplemented the tender offer disclosures. The Court conducted a hearing on the disclosures and other matters raised by Reliance. It then denied plaintiffs' motion for a preliminary injunction and ordered dissolution of its temporary restraining order following dissemination of the supplement.

     Reliance took an immediate appeal to the United States Court of Appeals for the Second Circuit and sought a stay to restrain defendants from purchasing notes during the pendency of the appeal. On January 30, 2001, the Court of Appeals denied plaintiff's stay application. On January 30, Reliance also sought a further temporary restraining order from the District Court. The Court considered the matter and reimposed its original restraint until noon the next day, at which time the restraint was dissolved. The appeal was argued on March 9 and denied on March 22, 2001.

                                   SCHEDULE A

               DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANTS

     Name, Business Address and Principal Occupation of Each Executive Officer and Director of Barberry, Starfire, American Property and Beckton.


     The following sets forth the name, position, and principal occupation of each director and executive officer of Barberry, Starfire, American Property and Beckton. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each such director and executive officer is 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of Registrants' knowledge, except as set forth in this statement on Amendment No. 2 to Schedule 13D, none of the directors or executive officers of the Registrants own any shares of the Issuer.

BARBERRY CORP.

Name                                Position
----                                --------
Carl C. Icahn                       Chairman, President and Secretary
Edward E. Mattner                   Authorized Signatory
Gail Golden                         Authorized Signatory
Robert J. Mitchell                  Authorized Signatory
Jordan Bleznick                     Vice President - Taxes

STARFIRE HOLDING CORPORATION

Name                                Position
----                                --------
Carl C. Icahn                       Chairman and President
Robert J. Mitchell                  Authorized Signatory
Richard T. Buonato                  Authorized Signatory
Gail Golden                         Authorized Signatory
Jordan Bleznick                     Vice President -- Taxes


AMERICAN PROPERTY INVESTORS, INC.

Name                                Position
----                                --------

Carl C. Icahn                       Chairman
William A. Leidesdorf               Director
Jack G. Wasserman                   Director
James L. Nelson                     Director
Keith A. Meister                    President and Chief Executive Officer
John P. Saldarelli                  Vice President, Secretary and Treasurer
Henry J. Gerard                     Vice President and Controller
Martin Hirsch                       Executive Vice President and Director of
                                        Acquisitions and Development
Gail Golden                         Assistant Secretary

BECKTON CORP.

Name                                Position
----                                --------

Carl C. Icahn                       Chairman, President and Secretary
Richard T. Buonato                  Vice President and Treasurer
Edward E. Mattner                   Authorized Signatory